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                United States Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2004

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


Other Events
------------

     On July 2, 2004, the Company held its 2004 annual general meeting of shareholders in Hong Kong. Each of the directors eligible for re-election at such annual general meeting were re-appointed with a term expiring upon the Company's next annual general meeting of shareholders. In addition, resolutions with respect to the Company's 2003 audited financial statements and KPMG's re-appointment as the Company's independent auditors for 2004 were also passed by the Company's shareholders.

     The Company's directors and executive officers as of July 2, 2004 are set forth below:

          Name                             Position
          ----                             --------
          Wrixon Frank Gasteen             President and Director
          Gao Jia Lin                      Vice President and Director
          Gan Khai Choon                   Director
          Raymond C. K. Ho                 Director
          Kwek Leng Peck                   Director
          Liu Chee Ming                    Director
          Wong Hong Ren                    Director
          Philip Ting Sii Tien             Chief Financial Officer and Director
          Sheila Murugasu                  General Counsel
          Ira Stuart Outerbridge III       Secretary

     In addition, the members of the committees of the board of directors of the Company as of July 2, 2004 are set forth below:

          Audit Committee
          ---------------

          Liu Chee Ming (Chairman)
          Raymond C.K. Ho
          Philip Ting Sii Tien


          Compensation Committee
          ----------------------

          Kwek Leng Peck
          Wong Hong Ren


          Special Committee
          -----------------

          Gao Jia Lin
          Wrixon Frank Gasteen
          Raymond C.K. Ho
          Wong Hong Ren

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: July 6, 2004



                                        CHINA YUCHAI INTERNATIONAL LIMITED



                                        By:      /s/ Philip Ting Sii Tien
                                            ------------------------------------
                                            Chief Financial Officer and Director